UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-23150

MEGOLA INC.

(Name of issuer in its charter)

Nevada	88-0492605
(State or other jurisdiction of	(I.R.S. employer identification number)
Incorporation or organization)

5045 Orbitor Drive, Bldg 10 Suite 200, Mississauga, ON, L4W 4Y4, Canada

(Address of principal executive offices)

Common Stock, $0.001 Par Value Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 122

Pursuant to the requirements of the Securities Exchange Act of 1934, Megola, Inc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 18, 2012	By:	/s/ Magaly Bianchini
		Name:	Magaly Bianchini
		Title:	President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.